Everett SpinCo, Inc.

3000 Hanover Street

Palo Alto, California 94304

February 24, 2017

VIA EDGAR

Ms. Maryse Mills-Apenteng

Special Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Everett SpinCo, Inc.
Registration Statement on Form S-4 (File No. 333-214393)
Registration Statement on Form 10 (File No. 000-55712)

Dear Ms. Mills-Apenteng:

This letter is sent on behalf of Everett SpinCo, Inc. (the “Company”) in connection with the above-referenced Registration Statement on Form S-4 (the “S-4 Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the above-referenced Registration Statement on Form 10 (the “Form 10 Registration Statement”, and together with the S-4 Registration Statement, the “Registration Statements”), filed with the Commission by the Company pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby respectfully requests that the effective time of the S-4 Registration Statement be accelerated to the earlier of 4:00 p.m., Eastern Time, on February 27, 2017, or as soon thereafter as practicable.

Hewlett Packard Enterprise Company (“HPE”) and the Company desire to consummate the distribution of the common stock of the Company, as described in the information statement filed as an exhibit to the Form 10 Registration Statement, to the HPE stockholders of record as of March 20, 2017, and for the common stock to commence trading on the NYSE on a “when issued” basis prior to the consummation of such distribution, which consummation is scheduled to occur on March 31, 2017. Accordingly, pursuant to Section 12(g)(1) of the Exchange Act, the Company hereby respectfully requests that the effective time of the Form 10 Registration Statement be accelerated to the earlier of 4:00 p.m., Eastern Time, on February 27, 2017, or as soon thereafter as practicable.

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

February 24, 2017

In connection with these requests, the Company hereby acknowledges that:

•	should the Commission or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare any Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring any Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in such Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Rishi Varma
Rishi Varma
President and Secretary

cc:	Gabriel Eckstein, Securities and Exchange Commission
Barbara C. Jacobs, Securities and Exchange Commission
Stephen Krikorian, Securities and Exchange Commission
Laura Veator, Securities and Exchange Commission
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP
A. Peter Harwich, Allen & Overy LLP